Exhibit (a)(7)

CERTAIN EFFECTS
OF
A SUCCESSFUL TENDER OFFER
AND
SUBSEQUENT MERGER
ON
EQUITY-BASED COMPENSATION

Tender Offer

Pursuant to a Merger Agreement entered into between United Retail Group, Inc. (“Company”), Redcats USA, Inc. (“Redcats”), and one of its wholly-owned subsidiaries, Redcats commenced a tender offer on September 25, 2007 to purchase at least a majority (and up to all) of the fully diluted shares of Company Common Stock.  Holders of shares of Company Stock will be able to tender by either mailing their stock certificates to the depository designated in the tender offer materials that they will receive in the mail or having their stock brokers deposit shares electronically.

If at least a majority of the fully diluted shares are tendered, and the other conditions to the tender offer are satisfied, shareholders who tender will receive $13.70 per share in cash in exchange for each of their shares.  If the tender offer is not completed, stock certificates will be returned to the holders.

Pendency of Tender Offer

The pendency of the tender offer will not have any effect on outstanding equity-based compensation awards.

During the period prior to the completion of the tender offer on October 23, 2007 (unless extended):

-  Directors can obtain the form necessary to tender shares from Investor Relations (201-909-2110)

-  vested stock options and stock appreciation rights (SAR’s) will be exercisable in the ordinary course through the Company’s treasury desk (201-909-2139) and shares of Company stock issued upon exercise could be deposited in the tender offer like other outstanding shares (the “trading window” for Directors has opened); note, however, that during this period your equity in SAR's would be determined by reference to the current market price of shares at the time, which is likely to be less than $13.70 per share

Acquisition of less than 90% of Company Stock

In the event that Redcats acquires less than 90% of the Company Stock in the tender offer or during the optional subsequent offering period and/or upon the exercise of Redcats’ “top-up” option, the Company would become a subsidiary of Redcats and the Company Stock would continue to be traded on the public markets until a merger of the two companies took place.

A purchase of a majority of the fully diluted shares of Company Stock would be a “Change In Control” as defined in the Company’s 2006 Equity-Based Compensation and Performance Incentive Plan and similar provisions of the Company’s Stock Option Plans.  As a result each Option and SAR would automatically become fully exercisable and non-forfeitable.

After a completed tender offer that involves more than 50% but less than 90% of the fully diluted shares, options and SAR’s would be fully vested and exercisable and shares of Company stock issued upon exercise could be sold on the public markets; note, however, that during this period your equity in SAR's would be determined by reference to the current market price of shares at the time, which is likely to be less than $13.70 per share.

Acquisition of 90% or More of Company Stock

If Redcats acquires 90% or more of the fully diluted shares through the tender offer, the optional subsequent offering period, and/or upon the exercise of Redcats’ “top-up” option, the Company would be merged with Redcats promptly.

Subsequent Merger of the Company with Redcats

When a merger between the Company and Redcats subsequently takes place:

-  each outstanding share of Company Stock shall be converted into the right to receive $13.70 per share in cash (except shares as to which the holder shall exercise statutory appraisal rights)

-  each option shall be converted into the right to receive a cash amount equal to the excess, if any, of $13.70 per share over the exercise price per share

-  each SAR shall be settled in cash in an amount equal to the excess, if any, of $13.70 per share over the grant price per share

* * *

Important Information

This memorandum is neither an offer to purchase nor a solicitation of an offer to sell shares of United Retail Group, Inc. (“the Company”).  On September 25, 2007, a wholly owned subsidiary of Redcats USA, Inc.  (“Redcats”) filed a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.

Stockholders of the Company and holders of stock options and SAR’s may download a free copy of these documents and other documents filed by the Company or Redcats with the Securities and Exchange Commission (the "SEC") from the website maintained by the SEC at www.sec.gov.

In addition, stockholders and holders of stock options and SAR’s may obtain a free hard copy of these documents by making a request to the Company at 365 West Passaic Street, Rochelle Park, New Jersey 07662, attention:  Investor Relations (extension 201-909-2110).